File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐          No ☑
     [ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82: _________ .]

Agenda of Macronix International Co.. Ltd 2007General Shareholders’ Meeting Held on June 29 ,2007	3~18

Signatures	19

Agenda of Macronix International Co., Ltd.
2007 General Shareholders’ Meeting
Held on June 29, 2007

      MEETING AGENDA

Time & Date :	9:30 a.m., June 29, (Friday), 2007
Venue :	Meeting Room 101, Association of Industries in Science Parks Hsinchu, Taiwan, Republic of China
Chairman :	Chairman of the board of directors, Wu, Miin-Chyou

I.	Speech by Chairman
II.	Report Items
	1.		Report of 2006 business
	2.		Supervisors’ review report of 2006
	3.		Report of amending Regulations of Procedure for Board of Directors Meetings
	4.		Other report

III.	Ratification Items
	1.		Ratification of 2006 Business Report and Financial Statements
	2.		Ratification of the appropriation of profit and loss proposal
IV.	Discussion Items
	1.		Approval of the Company’s capitalization of 2006 dividends and employee bonus shares
	2.		Approval of amending internal policies and rules
		A.	Procedures for Acquisition or Disposal of Assets
		B.	Procedures for Financial Derivatives Transactions
		C.	Procedures for Lending Funds to Other Parties
		D.	Procedures for Endorsement and Guarantee
		E.	Regulations for Election of Directors / Supervisors
	3.		Discussion item proposed by shareholders under Article 172-1 of Company Act
	4.		Approval of the amendment of the Articles of Incorporation (1)
	5.		Approval of the amendment of the Articles of Incorporation (2)
	6.		Approval of removing the non-compete clause on identified directors
V.	Election Items
To elect directors of the Board and supervisors of the seventh term
VI.	Other Agenda and Special Motion

Note:
(Detailed information on this agenda will be available on the MOPS website at http://emops.tse.com.tw:

(1)	Login http://emops.tse.com.tw
(2)	Click on “Electronic Book”
(3)	Key in “Year 2007” à click on “Shareholders Information”)
Report items
Item 1. Business Report of 2006
(For detailed Information, please refer to http://emops.tse.com.tw/)
Item 2. Supervisors’ Audit Report of 2006
(For detailed Information, please refer to http://emops.tse.com.tw/)
Item 3. Report on amending Regulations of Procedure for Board of Directors Meetings.

Explanation :	1.	The 13th Meeting of the Board of Directors of the sixth term resolved to amend the title and partial clauses of MXIC’s Rules for the Conduct of Directors Meetings.
	2.	The comparison chart of the amended MXIC’s Regulations of Procedure for Board of Directors Meetings.
(For detailed Information, please refer to http://emops.tse.com.tw/)
Item 4. Other report

Ratification items
ITEM 1 (Proposed by the Board of Directors)
Proposal : Ratification of 2006 Business Report and Financial Statements

Explanation :	1.	The Financial Statements and Consolidated Financial Statements of 2006 have been audited by Deloitte & Touche, the Company’s Independent Auditor, and approved by the fifth meeting of the Sixth Term of the Board. The Board of directors forwarded Business Report and Financial Statements of Year 2006 to supervisors for their auditing. Supervisor Audit Report is attached.
	2.	2006 Business Report and Financial Statements please refer to http://emops.tse.com.tw/.
Resolution :
ITEM 2 (Proposed by the Board of Directors)
Proposal : Ratification of the appropriation of profit and loss as of December 31, 2006

Explanation :	1.	The net income after tax as of December 31,2006 is NT$ 2,034,048,484. The distributable earnings shall be NT$1,296,459,958, which less discount amount of issuing new shares, losses from the previous year, and 10% of the surplus for legal reserve at the amount of NT$144,051,107.
	2.	The appropriation of distributable earnings for shareholders shall be NT$1,049,909,740. Each shareholder will be entitled to receive a cash dividend of NT$0.18 per share and a stock dividend of 18 shares for each 1,000 shares held by such shareholders. The actual cash dividend paid for each shareholder will subtract the fractional cash which is less than one dollar. If the stock dividends include any fractional shares which are less than one full share, the shareholders concerned may arrange for pooling together their fractional shares to form one full share and register the share within 5 days after the starting date of book closure period for distribution. For the fractional shares which cannot be pooled, the distribution will be made in the form of cash rounded to the nearest dollar amount calculated at par value. Such fractional shares will be purchased by persons arranged by the Chairman as authorized by Shareholders’ Meeting.
	3.	The total amount of common shares outstanding may change and the ultimate cash and stock to be distributed to each common share may need to be adjusted accordingly should MXIC subsequently repurchase its common shares or issue new common shares to its employees as a result of their exercise of stock options. It is proposed to AGM for authorizing the Board of Directors to adjust the cash and stock to be distributed to each common share based on the number of actual common shares outstanding on the record date for distribution.
	4.	After being approved by AGM, the cash dividend will be distributed on a record date to be determined by the Board of Directors.
	5.	The statement of appropriation of profit and loss as of December 31, 2006. please refer to http://emops.tse.com.tw/.
Resolution :

Discussion items
ITEM 1 (Proposed by the Board of Directors)

Proposal :	Approval of the capitalization of 2006 dividends and employee bonus sharing
Explanation :	1.	For financial plan, it is proposed to increase MXIC’s paid-in capital by capitalizing the stock dividends to shareholders of NT$524,954,870 and employee bonus sharing of NT$92,639,100 allocated from 2006 distributable earnings.
	2.	The total amount of paid-in capital increase shall be NT$617,593,970, and 61,759,397 common shares, at par value of NT$10 each share, shall be issued for such capital increase.
	3.	The shareholder’s rights and obligations of the new shares are the same as those of the existing shares.
	4.	After being approved by the governmental authority in charge, the new shares will be distributed on a record date to be determined by the Board of Directors.
Resolution :
ITEM 2 (Proposed by the Board of Directors)

Proposal :	Approval of amending internal policies and rules due to amendments of the related R.O.C. laws and the Company’s needs.
Explanation :	1.	To approve revisions to internal policies and rules as follows:
		A.	Procedures for Acquisition or Disposal of Assets
		B.	Procedures for Financial Derivatives Transactions
		C.	Procedures for Lending Funds to Other Parties
		D.	Procedures for Endorsement and Guarantee
		E.	Regulations for Election of Directors / Supervisors
	2.	The comparison chart of the amended rules. please refer to http://emops.tse.com.tw/.
Resolution :

ITEM 3 (Proposed by shareholders)

Proposal :	To approve shareholders proposal pursuant to Article 172-1 of the Company Law
Explanation :	1.	The Article of Incorporation shall add: “Article 16-1: When Powerchip Semiconductor Corp. and its affiliates (individually and/or collectively “PSC”) itself serves or designates others to serve the director of this company (individually and/or collectively “PSC Director”), neither PSC nor PSC Director shall use information of this company on matters other than the operation of this company, or disclose such information to any third party. The transaction between this company and each PSC (“Transaction”) shall obtain the prior approval of more than one half of the shareholders (other than PSC) attending the shareholders’ meeting of this company. However, in the event the Transaction merely grants rights to this company, it can be proceeded if more than one half of the directors of this company (other than PSC Director) approve said Transaction and its details are reported to the following shareholders’ meeting. The president of this company shall report the progress of the Transaction to the supervisor from time to time, and the negotiation and conclusion of any and all Transaction shall be represented by non-PSC supervisor(s) of this company. The Transaction is invalid if the foregoing is violated.”
	2.	Considering PSC is in competition with this company, the foregoing provision is added to protect this company’s interests.
Resolution :
ITEM 4 (Proposed by the Board of Directors)

Proposal :	In response to shareholders proposal submitted pursuant to Article 172-1 of the Company Law, it is proposed to add an agenda for the corresponding amendment of the Company’s Articles of Incorporation, which will be voted together with the above proposal of shareholders
Explanation :	1.	It is proposed to add Article 16-1 of MXIC’s Articles of Incorporation to protect the Company’s interests.
	2.	The comparison chart of the amended Articles of Incorporation please refer to http://emops.tse.com.tw/.
	3.	Considering this amendment of the Articles of Incorporation is corresponding to the above shareholders proposal, it will be voted simultaneously with such proposal.
Resolution :

ITEM 5 (Proposed by the Board of Directors)

Proposal :	Approval of amending partial articles of the Company’s Articles of Incorporation for adjusting managing director position.
Explanation :	1.	It is proposed to delete and revise the references to managing directors specified in MXIC’s Articles of Incorporation.
	2.	The comparison chart of the amended Articles of Incorporation. please refer to http://emops.tse.com.tw/.
Resolution :
ITEM 6 (Proposed by the Board of Directors)

Proposal :	Approval of removing the non-competition clause on identified directors.
Explanation :	1.	By complying with the regulations of Article 209, a director who does anything for himself or on behalf of another person that is within the scope of the company’s business, shall explain to the meeting of shareholders the essential contents of such an act and secure its approval.
	2.	The director does anything for himself or on behalf of another person that is within the scope of the company’s business as follow:

Title of MXIC	Name	Title of other company
Chairman	Miin Chyou Wu	Macronix Microelectronics (Suzhou) Co., Ltd	Chairman
		Dahong Investment Co., Ltd.	Chairman
		Biomorphic Microsystem Corp.	Chairman
		MoDioTek Co., Ltd.	Chairman
		Infomax Communication Co., Ltd.	Chairman
		Mxtran Inc.	Chairman
		MaxRise Inc.	Chairman
Director	C.Y. Lu	Ardentec Singapore Pte. Ltd.	Director
		TM Technology Inc.	Director
Director	Dang-Hsing Yiu	MoDioTek Co., Ltd.	Director
		Infomax Communication Co., Ltd.	Director
		Mxtran Inc.	Director
		MaxRise Inc.	Director
Independent Director	C.L Liu	DRAMeXchange Tech. Inc. United Microelectronics Corp.	Chairman Independent Director

3.	Approval of removing the non-competition clause on identified directors while the directors are eligible for re-election.
4.	Approval of removing the non-competition clause on identified representatives on the board of directors while the juristic person shareholder of the company replaces its representative due to its business needs and declares due to related laws.
Resolution :

Election Items

Proposal :	To elect directors and supervisors of the seventh term
Explanation :	1.	The tenure of all MXIC’s directors and supervisors will expire on June 17, 2007, but it shall be extended until the time when new directors and new supervisors have been elected pursuant to Articles 195 and Articles 217 of the Company Act.
	2.	The Fifteenth Meeting of the Board of Directors of the sixth term resolved to elect fifteen directors (including three independent directors and twelve non-independent directors) and four supervisors at 2007 Annual General Meeting of Shareholders.
	3.	The tenure of directors and supervisors of the seventh term shall begin from June 29, 2007 until June 28, 2010.
Result :	4.	For a Candidates List of Directors and Supervisors of the 7th term of Macronix International Co., Ltd., please refer to the attachment.
Other agenda and Special Motion
Meeting Adjourned

Attachment
Candidates List for Directors and Supervisors of 7th term of Macronix
International Co., Ltd.

	Name of Candidate	Shareholders Account	Resume
Position	— Representative of Juristic	Number
	Person	(Identification Number)
Director	Wu, Miin-Chyou	21	(1-1)
Director	Hung Ching Investment Corporation — Chen, H. C.	2591	(1-2)
Director	Shui Ying Investment — Takata Akira	777505	(1-3)
Director	Fang, Cheng-Yi	239	(1-4)
Director	Champion investment Co., Ltd.	3362	N/A
Director	Lu, Chih-Yuan	45641	(1-5)
Director	Yiu, Dang-Hsing	810	(1-6)
Director	Raymond S. Mak	5653	(1-7)
Director	Peng, J.P.	774	(1-8)
Director	Ni, F. L.	837	(1-9)
Director	Pan, W. S.	41988	(1-10)
Director	Hui Ying Investment Ltd.	280338	N/A
Director	Powerchip Semiconductor Corp. — Michael Tsai	941292	(2-1)
Director	Powerchip Semiconductor Corp. — Henry Lin	941292	(2-2)

	Name of Candidate	Shareholders Account	Resume
Position	— Representative of Juristic	Number
	Person	(Identification Number)
Director	Quantum Vision Corporation — David Lo	941290	(2-3)
Director	Li-Hsin Investment Corp. — Chen Yu Liang	941265	(2-4)
Director	Paramax Corp. — Wu Kuo Jing	941260	(2-5)
Director	Lu, Chao-Chun	953317	(2-6)
Independent Director	Liu, C.L.	941249	(1-11)
Independent Director	Kao Chiang	A100383701	(1-12)
Independent Director	Su, Yan-Kuin	E101280641	(1-13)
Independent Director	TSAI Duh Kung	L101428771	(2-7)
Independent Director	Paul Chien	320	(2-8)
Supervisor	Wu, Ping-Tien	2518	(1-14)
Supervisor	Chen, Chow Fang	N100056255	(1-15)
Supervisor	Lee, Jyr-Dwo	A122072270	(1-16)
Supervisor	Gueimin Lee	A222555310	(1-17)
Supervisor	NewSoft Technology Corporation — C.P. Wang	953224	(2-9)

Note: (1-1)	Miin Chyou Wu	Miin Chyou Wu is the Chairman and President and Founder of Macronix International Co., Ltd . Mr. Wu has been one of our executive officers since our inception in 1989. He is also the chairman of Magic Pixel Inc. and Max Nova Inc., spin-offs of our company.
Before joining Macronix, Mr. Wu spent over 20 years working in various semiconductor companies in the US including Intel Corp., Rockwell and VLSI Technology Inc.
Mr. Wu received both a B.S. degree and an M.S. degree in electrical engineering from National Cheng-Kung University in Taiwan, as well as a M.S. degree in material science and engineering from Stanford University.
Mr. Wu also serves in executive positions in a number of industry organizations such as Taiwan Electrical and Electronic Manufacturers’ Association, Taiwan Semiconductor Industry Association, The Association of Allied Industries in Science-based Industrial Park and The Electronics Devices and Materials Association.
Mr. Wu has been granted many honors in the past years, such as being named a contemporary business leader by Business Week in 1994, one of the Top Executives by Electronic Business Asia in 1996, one of the 25 industry leaders who made a difference in 1997 by Electronic Buyers’ News, and one of 13 entrepreneurs among 50 “stars” of Asia by Business Week in 2001.

(1-2)	H.C. Chen	H.C. Chen has been a director since 1992. He has also been the president of Chin Ho Fa Steel & Iron Consent Order, Ltd. for over six years. He was a managing director of Picvue Electronics Co., Ltd, a director of Taiwan Steel & Iron Industry Association, and president of the Taiwan Regional Association of Old Ship Demolition Engineering Industry. He received a B.S. degree in economics from Soochow University in Taiwan.

(1-3)	Takata Akira	Takata Akira has been a director since 2005. He has been an employee of MegaChips Corporation since 1990 and is currently an officer in its China business division. He received a B.S. degree in electronics engineering from Osaka University, Japan.

(1-4)	Cheng Yi Fang	Cheng Yi Fang has been a director since 2001. Mr. Fang is a director of Mercuries & Associates Ltd. and president of Avnet Mercuries Company. He received a B.A. degree from the business administration department of National Taiwan University.

(1-5)	Chih-Yuan Lu	Chih-Yuan Lu has been our senior vice president of our Microelectronics and Memory Solution Group since 2003. has been a professor in National Chiao-Tung Univ. and with AT&T Bell Labs from 1984-1989; later joined ERSO/ITRI in 1989 as a Deputy General Director responsible for the MOEA grand Submicron Project. This project successfully developed Taiwan’s first 8-inch manufacturing technology with high density DRAM/SRAM. He was therefore granted the highest honor prize — National Science & Technology Achievement Award by the Prime Minister of ROC, due to his leadership and achievement in the Submicron Project.
In 1994, Dr. Lu became the co-founder of Vanguard International Semiconductor Corporation, which is a spin-off memory IC Company from ITRI’s Submicron Project. He was the VP of Operation, VP of R&D, and later President from 1994-99. Dr. Lu now is the chairman and CEO of Ardentec Corp., a VLSI testing service company, and also serves Macronix International as a Senior VP/CTO. Dr. Lu led MXIC’s technology development team to successfully achieve state of the art nonvolatile memory technology and is now responsible for MXIC’s overall memory operation.
Dr. Lu has published more than 175 papers and has been granted 130 worldwide patents. He was elected a Fellow of IEEE, and a Fellow of APS. He also received the IEEE Millennium Medal, and the prestigious semiconductor R&D Award in Taiwan from Pan Wen Yuan Foundation.

Mr. Lu received a Ph.D. in physics from Columbia University.

(1-6)	Dang-Hsing Yiu	Dang-Hsing Yiu has been a director and our senior vice president since 1995 and our Conglomerate Marketing Office since 2007. Mr. Yiu has been an executive officer of our company since 1990 and was previously our chief operating officer. He has also worked in the semiconductor and technology related industries since 1979. Mr. Yiu received a B.S. degree in electrical engineering from National Taiwan University and an M.S. degree in electronic engineering from the University of California, Berkeley.

(1-7)	Raymond S. Mak	Raymond S. Mak has been a director since 1998 and a vice president since 1995. He has also served as chairman of Macronix America, our United States subsidiary, since 1995. Before that, he was an executive officer of Macronix America from 1987 to 1995. Mr. Mak was the engineering manager of VLSI Technology Inc. in the United States from 1982 to 1987. He received a B.S. degree in electrical engineering from San Francisco State University.

(1-8)	J.P. Peng	J.P. Peng was a vice president from 1991 until 2006 and has been a director since 2004. He is also the president and director of Gateway Silicon Inc. Mr. Peng was the Project Manager of AMD from 1982 until 1986 .He received a M.S. degree in electrical engineering from University of Iowa.

(1-9)	F.L.Ni	F.L.Ni has been a manager of Macronix International Co., Ltd since 1983, and he has also been our vice president since 2006. He received his M.S. degree in electronic engineering from University of Michigan.

(1-10)	W.S. Pan	W.S. Pan has been a manager of Macronix International Co., Ltd since 1996, and he has also been our vice president since 2007 ,He received a Ph.D. in electronic engineering from Rensselaer Polytechnic Institute.

(1-11)	C.L. Liu	C.L. Liu has been a director since 2003. He has been the president and professor of computer science at National Tsing Hua University in Taiwan since 1998. He also has been the associate provost of the University of Illinois at Urbana-Champaign since 1995. Mr. Liu received a Ph.D. in electrical engineering from the Massachusetts Institute of Technology.

(1-12)	Chiang Kao	Chiang Kao is the president of National Cheng Kung University. He has been a Visiting Scholar at the Management Information Research Center at Purdue University, and a Visiting Professor in the Department of Computer Science at Southwest Texas State University. He received a Ph.D. in forest management from Oregon State University.

(1-13)	Yan Kuin Su	Yan Kuin Su was a director of Advanced Optoelectronic Technology Center in National Cheng Kung University. He is also a professor in Department of Electrical Engineering of National Cheng Kung University. He has been an University Adjunct Professor of State University of New York at Binghamton, U.S.A. He is an IEEE Fellow for contributions to optoelectronics and nano-photonics research and education. He received a Ph.D. in electrical engineering from National Cheng Kung University.

(1-14)	Ping Tien Wu	Ping Tien Wu has been a supervisor since 1993. He has been a general director of Material research Lab. of Industrial Research Institute . He received a Ph.D. in physics from University of Iowa.

(1-15)	Chow Fang Chen	Chow Fang Chen was the founder, managing partner and chairman of Diwan, Ernst and Young Taiwan. He is also the vice chairman of the Financial Accounting Standard Committee Accounting Research and Development Foundation. He received a B.S. in accounting from the National Cheng Kung University.

(1-16)	J.D. Lee	J.D. Lee has been a supervisor since 2004. He is also president of Chien Kung Venture Capital, Chien Cheng Venture Capital and Hon Pang Venture Capital. He received a B.S. degree in industrial management from National Taiwan Institute of Technology.

(1-17)	Gueimin Lee	Gueimin Lee has been a licensed attorney since 1983, who specializes in Corporate, Securities, Merger & Acquisition, and Intellectual Property. She is a senior partner of Baker & Mckenzie Taiwan . She currently serves as the head of the Finance & Economic Committee of the Taipei Bar Association, and the WTO Committee of the Chinese National Federation of Industries. She is also an associated professor of National Chiao-Tung University and Soochow University. She received her J.D. from University of the Pacific.

(2-1)	Michael Tsai	(1) President of Elitegroup Computer Systems Co., Ltd.
(2) Vice Chairman and Operation Strategic Consultant of Powerchip Semiconductor Corp.

(2-2)	Henry Lin	(1) Vice President and head trader of Bank of America
(2) Chief Vice President and Chief Finance Officer of Union Bank of Switzerland
(3) President of TaChong Bank
(4) Chief Finance Officer of Wistron Group

(2-3)	David Lo	Vice Chairman of E-TEN INFORMATION SYSTEMS CO., LTD.
Chairman of Chipking Electronic Co., Ltd.
President of Lu-Chu Development Corp.
President of Tekmax Development Corporation

(2-4)	Chen Yu Liang	Chairman of RDC Semiconductor Co., Ltd
Chairman of Spirox Corporation
Chairman of Spirox System Corporation

(2-5)	Wu Kuo Jing	Director of Finance Department of Industrial Technology Research Institute of Taiwan, R.O.C.
Chairman of Browave Corporation

(2-6)	Lu, Chao-Chun	Research Manager, IBM Research Division
Program Manager, IBM Technology Products Group Headquarters

(2-7)	TSAI Duh Kung	President of Ast Taiwan Co., Ltd.
President of Kingston Technology Far East Co.
Chairman of Kingston Technology Company

Chairman of Powertech Technology Inc.

(2-8)	Paul Chien	(1) Chairman and President of Vanguard International Semiconductor Co.
(2) Supervisor of Taiwan Semiconductor Industrial Association (“TSIA”)
(3) Director of Association Industrial in Science Park
(4) Assistant Vice President of Taiwan Semiconductor Manufacturing Co., Ltd.

(2-9)	C.P. Wang	(1) Financial Manager of MITAC INTERNATIONAL CORP.
(2) Chief Finance Officer of Powerchip Semiconductor Corp.
(3) Director of Powerchip Semiconductor Corp.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.
MACRONIX INTERNATIONAL CO., LTD.

Date: June 25, 2007	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center